Exhibit 99.2

ELBIT IMAGING LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Ron Hadassi, CEO of the Company, and Yael Naftali, the CFO of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them (The “Proxies”), to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 3 Shimshon Street, Petach Tikva, Israel, on October 4, 2018 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and Proxy Statement relating to the Meeting.

Only Shareholders of record at the close of business on September 5, 2018 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

A shareholder’s proxy card must be received by the Company no later than four (4) hours before the time fixed for the Meeting, i.e., by October 4, 2018, at 07:00 a.m. Alternatively, Shareholders may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting (i.e., 05:00 a.m. on October 4, 2018). Shareholders should receive instructions on electronic voting from the TASE member through which they hold their shares.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

(Continued and to be signed on the reverse side)

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ELBIT IMAGING LTD.

October 4, 2018

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Annual and Special General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.

Proposal 1: To reappoint Kost Forer Gabbay & Kasierer (a Member of EY Global) (“EY Israel”), as our independent auditors until the next annual general meeting of shareholders and to authorize the Company’s Board of Directors to determine their fees.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: To reappoint the following incumbent directors, each to hold office until the close of the next Annual General Meeting of Shareholders.

2.1. Alon Bachar	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.2. Nitzan Gozlan	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.3. Ron Hadassi	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.4. Boaz Lifschitz	☐ FOR	☐ AGAINST	☐ ABSTAIN

2.5. Nadav Livni	☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3: To approve an amendment to the Company’s Articles of Association increasing the authorized share capital of the Company from 11,666,667 Ordinary Shares, no par value, to 50,000,000 Ordinary Shares, no par value.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 4: To approve a Consultancy Agreement with our Director, Mr. Boaz Lifschitz.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 5: To approve an amendment to the compensation policy for the Company’s directors and officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of this proposal.

(Please note: if you do not mark either Yes or No, your shares will not be voted).

☐ Yes	☐ No

Proposal 6: To approve an amendment to the compensation package of our CEO and Chairman, Mr. Ron Hadassi.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of this proposal.

(Please note: if you do not mark either Yes or No, your shares will not be voted).

☐ Yes	☐ No

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual and Special General Meeting.

Date: __________, 2018
Signature of Shareholder

Date: __________, 2018
Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.